Contact

www.linkedin.com/in/nishu-acharya
(LinkedIn)

Nishu Acharya

Fintech | Co-Founder @NTF

New York, New York, United States

Experience

Virtu Financial

Workflow Technology

September 2022 - Present (2 years 7 months)

New York, New York, United States

Nepal Tea Foundation

Co-Founder - Chief Inspiration Officer

August 2019 - Present (5 years 8 months)

New York, New York, United States

United Women in Business Foundation

VP of Finance

January 2019 - March 2023 (4 years 3 months)

New York, New York, United States

Enfusion

2 years 11 months

Associate VP

January 2022 - August 2022 (8 months)

New York, New York, United States

Senior Associate

May 2021 - December 2021 (8 months)

New York, New York, United States

Associate

October 2019 - May 2021 (1 year 8 months)

New York, New York, United States

Gilman Hill Asset Management, LLC

5 years 3 months

Associate

January 2019 - October 2019 (10 months)

New Canaan, Connecticut, United States

Analyst
August 2014 - December 2018 (4 years 5 months)
New Canaan, Connecticut, United States

Education

Hollins University
Bachelor of Arts - BA, Business & Finance

Sacred Heart University
Master of Science - MS, Finance & Investment Management - STEM